

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2019

Mark Jensen
Chief Executive Officer
American Resources Corp
9002 Technology Drive
Fishers, Indiana 46038

Re: American Resources Corp.
     Form 10-K for the Year Ended December 31, 2018
     Filed April 3, 2019
     File No. 001-38816

Dear Mr. Jensen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications